(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-22056

CUSIP NUMBER 781748108

For Period Ended: 06/30/2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rural/Metro Corporation
Full Name of Registrant

Former Name if Applicable

9221 E. Via de Ventura, Scottsdale, AZ 85258
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rural/Metro Corporation (the "Company") is filing for an extension of the due date to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2005 ("Form 10-K"), on this Notification of Late Filing ("Notice") as the Company is completing the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). In order to comply with the accelerated filing date of September 13, 2005, an unreasonable effort or expense would be required. Due to a significant increase in the Company's market capitalization in 2004, on December 31, 2004, the Company became an "accelerated filer" under Rule 12b-2 of the Exchange Act of 1934, as amended. As a result, the Company must satisfy the requirements of Section 404 for the period covered by the Form 10-K. Prior to the Company's change in status to an accelerated filer on December 31, 2004, the Company would have had to first comply with Section 404 in its Annual Report for the fiscal year ended June 30, 2006. Therefore, the Company must comply with Section 404 one year earlier than previously anticipated. As of the date of filing this Notice, the Company is in the process of completing its testing of the Company's internal control over financial reporting in order to satisfy the requirements of Section 404, which requires, beginning with the Form 10-K, (i) management to report on the effectiveness of the Company's internal control over financial reporting under Item 308(a) of Regulation S-K, and (ii) the Company's independent registered public accounting firm to attest to this report under Item 308(b) of Regulation S−K. As a result of the shortened period in which the Company must comply, during fiscal 2005 and through the date of the filing of this Notice, the Company has spent significant time and resources analyzing, documenting and testing its system of internal control. This evaluation of internal control over financial reporting is in the process of being completed. Although the Company is not currently aware of any material weakness in its internal control over financial reporting and related disclosures, there can be no assurance that, as a result of the ongoing evaluation of internal control over financial reporting, additional deficiencies will not be identified or any deficiencies identified previously or hereafter, either alone or in combination with others, will not be considered a material weakness. The identification of a material weakness would require management to conclude that its internal control over financial reporting was not effective at June 30, 2005.

SEC 1344 (03-05)
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this form are not required to respond unless the form displays a currently
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Zarriello	480-606-3886
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rural/Metro Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	09/13/2005	By	/s/ Michael S. Zarriello
Michael S. Zarriello Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).